

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Mail Stop 4631

Via E-mail
Kent Yee
Senior Vice President
DXP Enterprises, Inc.
7272 Pinemont Drive
Houston, Texas 77040

> Re: **DXP Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 28, 2018**
> **File No. 0-21513**

Dear Mr.Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements, page 41

Audit Reports, page 42

1. We note your auditor's reports on the financial statements and internal control over financial reporting for the fiscal year ended December 31, 2017 were not manually signed in accordance with Rule 2-02(a)(2) and Rule 2-02(f)(2), respectively, of Regulation S-X. After you obtain signed reports from your auditors, please include them in an amendment to your Form 10-K. Ensure that the amendment includes the entirety of Item 8 in your Form 10-K, as well as updated officers' certifications, in accordance with Rule 12b-15 of the Exchange Act.

Exhibits

Exhibit 23.1

2.   We note the consent from your auditor refers to its reports dated March 27, 2018 relating to your consolidated financial statements and the effectiveness of internal control over financial reporting. However, the respective reports from your auditor, included in your Form 10-K, are both dated March 28, 2018. Please make the necessary corrections in an amendment to your Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jenn Do, Staff Accountant, at (202) 551-3743, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief
                                Office of Manufacturing and
                                Construction